UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to_______

Commission File Number 001-08052
__________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(K) PROFIT SHARING PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-680-4169
__________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBE LIFE INC.
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000

__________________________________________

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
For the years ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
American Income Life Insurance Company Exempt Employees 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the American Income Life Insurance Company Exempt Employees 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at the End of the Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Lane Gorman Trubitt, LLC

We have served as the Plan’s auditor since 2017.

Dallas, Texas
June 29, 2021

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
For the years ended December 31, 2020 and 2019
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Investments, at fair value:
Globe Life Inc. common stock	$7,882	$—
Mutual funds	17,824,459	16,320,815
Short-term investments	258	—
	17,832,599	16,320,815
Investments, at contract value:
Insurance company general account fund	3,673,347	2,972,582

Total investments	21,505,946	19,293,397

Notes receivable from participants	287,086	231,287
Employer contribution receivable	394,063	347,288
Total assets	22,187,095	19,871,972

Total liabilities	—	—

Net assets available for benefits	$22,187,095	$19,871,972

The accompanying notes are an integral part of these financial statements.
See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
For the years ended December 31, 2020 and 2019
Statements of Changes in Net Assets Available for Benefits

	2020	2019
Investment income:
Dividends on investments	$661,964	$615,701
Interest income - notes receivable from participants	14,012	12,084
Total investment income	675,976	627,785

Net appreciation in fair value of investments	1,578,822	2,278,242

Contributions:
Participant contributions	701,815	669,596
Employer contributions	764,551	702,565
	1,466,366	1,372,161

Total additions	3,721,164	4,278,188

Deductions:
Benefits paid to participants	1,387,189	1,042,782
Administrative expenses	18,852	16,769
Total deductions	1,406,041	1,059,551

Net increase in net assets	2,315,123	3,218,637

Net assets available for benefits:
Beginning of plan year	19,871,972	16,653,335
End of plan year	$22,187,095	$19,871,972

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The American Income Life Insurance Company Exempt Employees 401(k) Profit Sharing Plan (the “Plan”) was adopted and began operations on January 1, 1965 by American Income Life Insurance Company (“American Income”).

Valuation of Investments

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in mutual funds are recorded at the fair value of the underlying investments.

The Plan offers an investment in a general account fund of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value is equal to contributions received plus interest credited, less payments, withdrawals, or transfers. The interest rate credited on the general account fund varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited for 2020 and 2019 was 1.98% and 2.15%, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The contract value of the Plan’s interest in the general account fund is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), under the guidance issued by the Financial Accounting Standards Board (FASB). The preparation of these financial statements require the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the financial statements.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and may affect the short term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements. Because the values of individual investments fluctuate with market conditions, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined.

Revenue Recognition

Dividend and interest income is recorded as earned. Globe Life Inc. ("Globe Life" formerly known as Torchmark Corporation) dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Administrative Expenses

Some of the administrative expenses of the Plan are paid by American Income and its affiliates. Quarterly maintenance and transactional fees are deducted from participants' accounts. The Plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

In connection with the transfer of custodial and managerial responsibility for the Plan, effective December 1, 2017, American Income adopted the Great-West Trust Company Defined Contribution Prototype Plan and Trust - Basic Plan Document No. 11. The Internal Revenue Service (IRS) has issued an opinion letter dated March 31, 2014 stating that the Plan is acceptable under Section 401(a) of the Internal Revenue Code (IRC) for use by employers for the benefit of their employees. American Income is relying on the opinion letter (in accordance with Announcement 2011-49) that the Plan meets the qualification requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standard

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing certain requirements such as amounts and reasons for levels 1 and 2 of the fair value hierarchy and the valuation processes for level 3 fair value measurements, modifying disclosures for certain investments that use the net asset value as a practical expedient, and adding disclosures to the level 3 table for changes in unrealized gains and losses for the period and the range and weighted average of significant unobservable inputs used to develop level 3 fair value measurements. This ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. On January 1, 2020, the Plan adopted the provisions of this ASU, which resulted in no significant change to the Plan's financial statements. Refer to Note C for the Plan's fair value measurement disclosures.

NOTE B—DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration

The Plan is administered by American Income (the "Plan Administrator"). The duties of the Plan Administrator are to oversee the operations and administration of the Plan in accordance with the specific terms of the Plan, provide for prudent investment of Plan assets, and keeping accurate records and reports. Accordingly, the Plan Administrator has been granted discretionary authority concerning investment and management activities.
The daily operations of the Plan are monitored and performed by a third party administrator, Empower Retirement and Great West Trust Company ("Empower Retirement"). Empower Retirement is responsible for the custody and management of the Plan's assets and providing record keeping services.

Participant Contributions

An employee is eligible to participate in the Plan on the date coincident with his date of hire. Upon entry, eligible employees can contribute up to 60% of their annual pre-tax compensation, subject to certain limitations, and can direct the investment in their participant accounts. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans.

Participating Employer Contributions

An employee is eligible for employer contributions on the one year anniversary of his date of hire. Entry dates into the Plan occur each January 1 and July 1. An eligible employee will enter the Plan on the entry date following the date on which the employee becomes eligible for participation.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019

NOTE B—DESCRIPTION OF PLAN (Continued)

Participating Employer Contributions (Continued)

The Company contributed a discretionary employer contribution of 6% of each eligible employee’s annual compensation for 2020 and 2019. This annual contribution may be adjusted at the option of the Board of Directors of American Income. Additionally, any unallocated forfeitures shall be added to the basic employer contribution and allocated in the same manner as the basic employer contribution. Excess contributions are returned to certain active participants to satisfy certain nondiscrimination provisions of the Plan and are reflected as a reduction in participants’ contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s discretionary contribution, allocation of forfeitures, and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Any actively employed participant may apply for a general purpose Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or (b) 50% of the participant’s vested account balance. A participant may take more than one loan per calendar year, but still may only have one loan outstanding at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the first business day of the month before the loan is originated plus 1%.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the loan to be in default, the loan balance is reduced and a benefit payment recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participating Employers

At the end of 2019, the following companies were participating employers in the Plan:

•American Income Life Insurance Company, “American Income”, (Waco, Texas)

Effective January 1, 2020, the following employer was added as a participating employer in the Plan:

•National Income Life Insurance Company, "National Income", (Liverpool, New York)

All participating employers are either direct or indirect wholly-owned subsidiaries of Globe Life.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019

NOTE B—DESCRIPTION OF PLAN (Continued)

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant’s employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Benefit Payment Provisions

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency, in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. Benefits are recorded when paid. Participants are charged a variety of fees ranging from $25 to $85 for processing a loan, distributions, withdrawals, non-emergency in-service; age 59 ½; or hardship withdrawals. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Termination of the Plan

Although it has expressed no intent to do so, American Income has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are allocated to participants in the same manner as the employer contribution. The Plan had unallocated forfeitures of $10,647 and $16,250 at December 31, 2020 and 2019, respectively. The Plan allocated forfeitures of $4,843 and $7,147 to participant accounts for the periods ended December 31, 2020 and 2019, respectively.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019

NOTE C—FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—inputs to the valuation methodology include:

•quoted prices for similar assets or liabilities in active markets;

•quoted prices for identical or similar assets or liabilities in inactive markets;

•inputs other than quoted prices that are observable for the asset or liability;

•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

    Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2020 and 2019.

Common stocks—Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds—Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (SEC). These mutual funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are actively traded.

Short term investments—Valued at the NAV of shares by the Plan at year end.

The methods previously described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019

NOTE C—FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2020 and 2019:

2020
	Level 1	Level 2	Level 3	Total
Common stocks	$7,882	$—	$—	$7,882
Mutual funds	17,824,459	—	—	17,824,459
Short-term investments	258			258
Total investments at fair value	$17,832,599	$—	$—	$17,832,599

2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$16,320,815	$—	$—	$16,320,815
Total investments at fair value	$16,320,815	$—	$—	$16,320,815

NOTE D—RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Globe Life. Such purchases and sales, which are considered party-in-interest transactions, were handled by Empower Retirement, a party-in-interest to the Plan, for the years ended December 31, 2020 and 2019. Purchases and sales are based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Globe Life common stock are deposited in an interest-bearing short-term fund. These monies were deposited in the Federated Government Obligations Fund for the years ended December 31, 2020 and 2019.

There were no purchases or sales of Globe Life common stock during the year ended December 31, 2019. As such, there were no Plan assets invested in Globe Life common stock or the Federated Government Obligations Fund as of December 31, 2019.

NOTE E—REPORTABLE TRANSACTIONS

During the years ended December 31, 2020 and 2019, there were no reportable transactions, loans in default or uncollectible, investment assets acquired and disposed of within the Plan, or non-exempt transactions with parties-in-interest which would require supplemental presentation under United States Department of Labor regulations.

NOTE F—PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds and an insurance company general account fund managed by Empower Retirement. Therefore, these transactions qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

See Report of Independent Registered Public Accounting Firm.

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2020 and 2019

NOTE G—PLAN AMENDMENTS AND CHANGES IN PLAN OPERATIONS
Effective January 1, 2019, the Plan was amended to change the Plan's vesting method from the hours of service method to the elapsed time method based upon employee's hire date and each anniversary. Also effective January 1, 2019, the Plan was amended to remove the top-paid group election with respect to the determination of highly compensated employees for the purpose of completing annual nondiscrimination testing for the Plan.

Also effective January 1, 2019, certain administrative defaults for the Plan were updated to be in accordance with final regulations of the Bipartisan Budget Act of 2018 with regard to the hardship distribution rules applicable to 401(k) plans. These changes included (1) removal of the six-month deferral suspension, (2) removal of the requirement for a participant to first take available plan loans prior to a hardship withdrawal, (3) allowance of earnings on deferrals to be included in the hardship calculation, and (4) updating of hardship distribution forms to reflect the participant's representation of hardship need, expanded list of deemed hardship events, qualifying financial needs of a participant's primary beneficiary, and clarification of casualty loss definition. Formal amendments to the Plan document for these changes in plan operations will be executed prior to the deadline set forth by IRS Rev. Proc. 2020-9, which is December 31, 2021 for pre-approved plans.

Effective January 1, 2020, National Income was added as a participating employer in the Plan.

See Report of Independent Registered Public Accounting Firm.

SUPPLEMENTAL INFORMATION

AMERICAN INCOME LIFE INSURANCE COMPANY
EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN
December 31, 2020

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)
E.I.N. 74-1365936Plan Number 001

Identity of Issuer	Description of Investment			Cost	Current Value
*Globe Life Inc.	83	shares	$1 par value of common stock	**	$7,882

*Empower Retirement	Mutual Funds:
American Funds	19,540	shares	American Funds 2010 Trgt Date Retire R6	**	230,182
American Funds	3,272	shares	American Funds 2015 Trgt Date Retire R6	**	40,935
American Funds	170,454	shares	American Funds 2020 Trgt Date Retire R6	**	2,352,270
American Funds	28,294	shares	American Funds 2025 Trgt Date Retire R6	**	437,418
American Funds	138,806	shares	American Funds 2030 Trgt Date Retire R6	**	2,340,264
American Funds	5,185	shares	American Funds 2035 Trgt Date Retire R6	**	92,908
American Funds	92,954	shares	American Funds 2040 Trgt Date Retire R6	**	1,734,520
American Funds	13,064	shares	American Funds 2045 Trgt Date Retire R6	**	249,529
American Funds	59,636	shares	American Funds 2050 Trgt Date Retire R6	**	1,121,751
American Funds	3,906	shares	American Funds 2055 Trgt Date Retire R6	**	92,453
American Funds	7,218	shares	American Funds 2060 Trgt Date Retire R6	**	114,266
American Funds	42,569	shares	American Funds Income Fund Of America R6	**	1,002,922
Baron Capital Group	6,380	shares	Baron Emerging Markets Institutional	**	121,610
BlackRock	4	shares	BlackRock Health Sciences Opps Inst	**	328
Dimensional Fund Advisors	7,367	shares	DFA US Targeted Value I	**	173,790
Diamond Hill Funds	9,980	shares	Diamond Hill Large Cap Y	**	305,298
Hartford Funds	6,693	shares	Hartford International Opportunities R6	**	138,204
Metropolitan West Funds	157,749	shares	Metropolitan West Total Return Bond Plan	**	1,654,782
Prudential Investments	35,640	shares	Prudential High Yield Z	**	196,734
T. Rowe Price	9,845	shares	T. Rowe Price Blue Chip Growth	**	1,629,507
T. Rowe Price	2,722	shares	T. Rowe Price Diversified Mid Cap Growth	**	125,312
T. Rowe Price	850	shares	T. Rowe Price QM US Small-Cap Gr Eq I	**	40,714
T. Rowe Price	1,078	shares	T. Rowe Price Science & Tech I	**	59,392
Franklin Templeton Investments	8,683	shares	Templeton Global Bond R6	**	84,659
Vanguard	6,651	shares	Vanguard 500 Index Admiral	**	2,305,052
Vanguard	26,916	shares	Vanguard Developed Markets Index Admiral	**	409,932
Vanguard	1,911	shares	Vanguard Emerging Mkts Stock Idx Adm	**	79,648
Vanguard	1,053	shares	Vanguard Mid Cap Index Adm	**	270,009
Vanguard	790	shares	Vanguard Selected Value Inv	**	20,536
Vanguard	1,696	shares	Vanguard Small Cap Index Adm	**	158,145
Vanguard	20,774	shares	Vanguard Total Bond Market Index Adm	**	241,389
					17,824,459

	Short-Term Investments:
*Great West Trust Company, LLC	122	shares	Federated Government Obligations Fund	**	258
					17,832,599

	Insurance Company General Account Funds:
*Great West Trust Company, LLC	Select Guarantee Fund			**	3,673,347
					21,505,946

	Notes Receivable from Participants:
*Participant Loans	Interest rates of 4.25% to 6.50%, maturing through October 2025			$—	287,086
					$21,793,032

*Indicates a party-in-interest to the Plan
**Cost is omitted when reporting investments that are participant directed

Index of Exhibits

99.1    Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 25, 2021 into Form S-8 of the American Income Life Insurance Company Exempt Employees 401(k) Profit Sharing Plan (Registration No. 333-225992) (incorporated by reference from Exhibit 23 to Form 10-K of Globe Life Inc. for the fiscal year ended December 31, 2020).

99.2    Consent of Lane Gorman Trubitt, LLC to the incorporation by reference of their independent registered public accounting firm report of June 29, 2021, into Form S-8 Registration Statement No. 333-225992.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AMERICAN INCOME LIFE INSURANCE COMPANY EXEMPT EMPLOYEES 401(k) PROFIT SHARING PLAN

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Rebecca E. Zorn
Rebecca E. Zorn, Member
Administrative Committee

By: /s/ Thomas P. Kalmbach
Thomas P. Kalmbach, Member
Administrative Committee

By: /s/ David K. Carlson
David K. Carlson, Member
Administrative Committee

By: /s/ Debbie K. Gamble
Debbie K. Gamble, Member
Administrative Committee

By: /s/ J. Matthew Darden
J. Matthew Darden, Member
Administrative Committee

Date: June 29, 2021